EXHIBIT 99.1

Fury Appoints Brian Christie as New Board Director

VANCOUVER, Canada – February 22, 2023 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that its Board of Directors has appointed Brian Christie as an Independent Director, effective immediately.

Mr. Christie served as the Vice President of Investor Relations at Agnico Eagle Mines Limited (“Agnico Eagle”) for over 9 years until June 2022, and is currently retained by Agnico Eagle as a Senior Advisor, Investor Relations. During his tenure at Agnico Eagle, the company was consistently recognized as having one of the top Investor Relations programs across all industries in Canada. From 2016 until 2021 he served as an Independent Director (including 2 years as Board Chair and Compensation Committee Chair) of the Denver Gold Group, a Colorado based not-for-profit association owned by its member gold companies who control most of the world’s precious metal output and mineral assets. Before joining Agnico Eagle, he worked for over 17 years in the investment industry, primarily as a precious and base metals mining analyst with Desjardins Securities, National Bank Financial, Canaccord Capital and HSBC Securities. Prior to this, Mr. Christie spent 13 years in the mining industry as a geologist for a variety of mining companies, including Homestake, Billiton, Falconbridge Copper and Newmont Mining. Mr. Christie holds a BSc. in Geology (University of Toronto) and an MSc. in Geology (Queen’s University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). He currently serves as an Independent Director of Wallbridge Mining Company Limited.

“On behalf of the Board of Directors, we are delighted to welcome Brian Christie to Fury, strengthening our overall Board’s diversified skill set. Brian’s extensive experience in the capital markets and the mining industry will be a meaningful and complementary addition, as we continue to grow as a high-grade gold exploration company. Brian comes to us not only having been a trained geologist, and a well-recognized former senior analyst, but also having run one of the top-ranked investor relations teams in the industry at one of the largest and well-managed growing senior gold mining producers in the world,” stated Jeffrey Mason, Board Chair of Fury.

“Fury is in an incredibly unique position with under-valued gold assets, a robust gold exploration portfolio and pipeline, and a very strong financial position with C$65 million of combined cash and current marketable securities, as we enter a prospective exploration year for Fury by building on and realizing on our high drill hit ratio. I am looking forward to continuing to work closely with the Board in executing our strategy to generate and realize value,” commented Tim Clark, CEO of Fury.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp. (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

No regulatory organization has approved the contents hereof.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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